                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM 11-K

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

                                       OR

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________


COMMISSION FILE NUMBER: 000-22608


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

        First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

        FFLC Bancorp, Inc.
        800 North Boulevard West
        Leesburg, Florida 34749-0420






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                              REQUIRED INFORMATION

         ITEMS 1-3. The First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

         ITEM 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.


EXHIBIT 23.1   CONSENT OF HACKER, JOHNSON & SMITH PA



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                                 PLAN FINANCIALS


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                    FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY
                    EMPLOYEE STOCK OWNERSHIP AND 401(K) PLAN
                                (EIN 59-0323823)
                                Leesburg, Florida



                          Audited Financial Statements
                 At December 31, 2003 and 2002 and for the Year
                    Ended December 31, 2003 and Supplemental
                          Schedule at December 31, 2003



                  (Together with Independent Auditors' Report)




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                          INDEPENDENT AUDITORS' REPORT




First Federal Savings Bank of Lake County
   Employee Stock Ownership and  401(k) Plan
Leesburg, Florida:

       We have audited the accompanying statements of net assets available for benefits of the First Federal Savings Bank of Lake County Employee Stock Ownership and 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

       Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.



/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Orlando, Florida
March 31, 2004


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            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                                 AT DECEMBER 31,
                                                                                             ---------------------
                                                                                             2003             2002
                                                                                             ----             ----
           ASSETS

Investments, at fair value:
      Shares of FFLC Bancorp, Inc. common stock:
           ESOP Fund (521,883 shares in 2003 and 356,161
               shares in 2002)                                                          $ 15,004,136       10,531,681
           Employer Stock Fund (8,004 shares in 2003
             and 3,288 shares in 2002)                                                       230,115           97,226
                                                                                         -----------     ------------

           Total common stock                                                             15,234,251       10,628,907

      Mutual funds                                                                         2,869,003        1,934,481
      Money-market funds                                                                     227,063          160,768
      Participant loans                                                                      120,695           47,587
                                                                                         -----------     ------------

           Total investments                                                              18,451,012       12,771,743

Employer contributions receivable                                                             91,760           87,090
Other receivables                                                                              8,616            7,858
                                                                                         -----------     ------------

           Total assets                                                                   18,551,388       12,866,691

Liabilities                                                                                    7,514           10,442
                                                                                         -----------     ------------

Net assets available for benefits                                                       $ 18,543,874       12,856,249
                                                                                         ===========     ============



The accompanying notes are an integral part of these financial statements.

            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2003


Additions to net assets attributed to:
    Investment income:
         Net appreciation in fair value of investments                           $  5,228,436
         Interest and dividends                                                       256,286
                                                                                  ------------

         Total investment income                                                    5,484,722
                                                                                  ------------

    Contributions:
         Participant deferrals                                                        379,092
         Employer contributions                                                       759,938
         Participant rollovers                                                          6,272
                                                                                  ------------

         Total contributions                                                        1,145,302
                                                                                  ------------

         Total additions                                                            6,630,024

Deductions from net assets attributed to:
    Benefits paid to participants                                                     859,972
    Administrative fees                                                                82,427
                                                                                  ------------

         Total deductions                                                             942,399

Net increase                                                                        5,687,625

Net assets available for benefits:
    Beginning of year                                                              12,856,249

    End of year                                                                  $ 18,543,874
                                                                                  ===========





The accompanying notes are an integral part of these financial statements.

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            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

         DECEMBER 31, 2003 AND 2002 AND THE YEAR ENDED DECEMBER 31, 2003


(1) DESCRIPTION OF THE PLAN
    The following  description of the First Federal  Savings Bank of Lake County
        Employee Stock Ownership and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan covering all full-time employees of First Federal Savings Bank of Lake County (the "Bank"), a wholly-owned subsidiary of FFLC Bancorp, Inc. (the "Company"), who are age eighteen or older. Employees may begin participating in the Plan the first month after their hire date, however they do not become eligible for Bank Matching, Safe Harbor or ESOP contributions discussed below until they complete one year of service. The Plan is designed to comply with the regulations of the Internal Revenue Code of 1986, as amended (the "IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is sponsored and administered by the Bank. The Bank has engaged The Pentegra Group ("Pentegra") to be the Plan's third-party administrator. The Bank of New York is the Plan's trustee.

    CONTRIBUTIONS.  Each year,  participants may contribute pretax compensation, as  defined  in the  Plan.  Participants  may  also  contribute  amounts representing distributions from other qualified defined benefit or contribution plans. The Bank provides three separate contributions to the Plan: (i) a contribution to all eligible employees of the Bank calculated as a percentage of salaries ("Safe Harbor" contribution) (ii) a 401(k) matching contribution to participants who contribute compensation to the Plan ("Matching" contribution) and (iii) a profit sharing contribution based on a percentage of the Company's estimated net income ("ESOP" contribution).

        All of the  contributions  are determined  and approved  annually by the
        Bank. The Bank's current Safe Harbor contribution is 3% of pretax compensation. The Bank's current Matching contribution is 100% of the first 3% of compensation that a participant contributes to the Plan. In addition, the Bank made quarterly ESOP contributions which currently approximates 4% of the Company's estimated annual net income. Employee deferrals and the Bank's Safe Harbor and Matching contributions are invested in the investment options (twelve mutual funds managed by Barclays Global Investors or the Employer Stock Fund) selected by the participants and the Bank's ESOP contribution is invested in the ESOP Fund. The Employer Stock Fund and the ESOP Fund are managed by the Bank's Retirement Committee and invest in the Company's common stock through open-market transactions and also maintain funds in a money-market account to provide liquidity. All contributions are subject to the vesting guidelines discussed below. The participant and employer contributions are also subject to certain Internal Revenue Service ("IRS") limitations. Employees may change their investment options at any time.

                                                                     (continued)

            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(1) DESCRIPTION OF THE PLAN, CONTINUED
    PARTICIPANT  ACCOUNTS.  Each  participant's  account  is  credited  with the
        participant's   contributions   and   allocations   of  (a)  the  Bank's
        contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    VESTING.   Participants   are   immediately   vested   in  their   voluntary
        contributions, including amounts transferred into the Plan from other qualified employee benefit plans, plus actual earnings thereon. Participants are also immediately vested in the Bank's Safe Harbor contributions and earnings thereon. Vesting in the Bank's Matching and ESOP contributions and earnings thereon is based on the following vesting schedule:

             YEARS OF SERVICE                          VESTING %
             ----------------                          ---------

             Less than two years                            0%
             Two years                                     25%
             Three years                                   50%
             Four years                                    75%
             Five or more years                           100%

    PARTICIPANT LOANS. Participants may borrow from their vested fund accounts subject to certain limitations.

    PAYMENT OF BENEFITS. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a specified period of time, not exceeding the participant's life expectancy or the joint life expectancy of the participant and the designated beneficiary. For termination of service for other reasons, a participant may receive the vested interest in his or her account as a lump-sum distribution.

    VOTING RIGHTS.  Each  participant  is  entitled to  exercise  voting  rights attributable to the Company's shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee will vote any allocated share for which instructions have not been given by a participant in the same proportion as shares for which the trustee has received voting instructions for.

    FORFEITED ACCOUNTS. Forfeited accounts are periodically reallocated to the remaining participants based on a percentage of a participant's annual salary to total participants' annual salaries. During 2003, there were $110,968 in forfeitures. At December 31, 2003 and 2002, unallocated forfeited accounts included in Plan assets totaled $29,482 and $104,145, respectively.

                                                                     (continued)

            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(2) SUMMARY OF ACCOUNTING POLICIES
    BASIS OF ACCOUNTING. The financial statements of the Plan are prepared under the accrual method of accounting.

    USE OF ESTIMATES. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    INVESTMENT  VALUATION AND INCOME  RECOGNITION.  The Plan's  investments  are stated at fair value. Common stock is valued at quoted market prices. Mutual funds are valued at quoted unit values determined by the mutual fund manager which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    PAYMENT OF BENEFITS.  Benefits are recorded when paid.

    EMPLOYER  CONTRIBUTIONS   RECEIVABLE.   Employer  contributions   receivable
        consists of fourth-quarter Bank ESOP contributions not made until the following Plan year.


                                                                     (continued)

            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(3)  INVESTMENTS
    Investments that represent 5% or more of Plan's net assets are separately identified in the following table:

                                                                                                 FAIR VALUE
                                                                                            AT DECEMBER 31,
                                                                                           -------------------------
                                                                                           2003                2002
                                                                                           ----                ----
             Shares of FFLC Bancorp, Inc. common stock:
                  ESOP Fund                                                           $ 15,004,136          10,531,681
                  Employer Stock Fund                                                      230,115              97,226
                                                                                        ----------          ----------

                  Total FFLC Bancorp, Inc. common stock                               $ 15,234,251          10,628,907
                                                                                        ==========          ==========

    During the year ended December 31, 2003, the Plan's investments (including investments bought, sold, matured and held during the year) appreciated in value by $5,228,436 as follows:

                                                                                                             AMOUNT
                                                                                                             ------
             Investments:
                  Common stock                                                                            $ 4,708,624
                  Mutual funds                                                                                519,812
                                                                                                            ---------

                                                                                                          $ 5,228,436
                                                                                                            =========

(4) PLAN FEES
    Fees charged by the Bank of New York and Pentegra for managing and investing the Plan's assets are paid by the Plan. These administrative fees totaled $82,427 for the year ended December 31, 2003.


                                                                     (continued)

            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


(5) PLAN TERMINATION
    Although it has not  expressed  any  intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(6)  TAX STATUS
    The IRS has determined and informed the Bank by a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

(7)  SUMMARY OF CHANGES IN ESOP FUND
    As provided in the Plan, participants may direct the investment of employee contributions, Bank Matching contributions and Bank Safe Harbor contributions among various investment choices in the Plan. Only Bank ESOP contributions would be considered "nonparticipant-directed" investments as these funds are invested in the ESOP Fund, which primarily invests in the common stock of the Company. The significant changes in the ESOP Fund during the year ended December 31, 2003 were as follows:

             Balance at January 1, 2003 (1)                $ 10,774,986

             Employer contributions (3)                         370,040
             Net appreciation in fair value                   4,770,174
             Dividends                                          245,616
             InterPlan transfer                                 (18,957)
             Benefits paid to participants                     (829,099)
                                                             ----------

             Balance at December 31, 2003 (2)(3)           $ 15,312,760
                                                            ===========

    (1) Includes $10,531,681 in common stock, $156,215 in money-market funds and $87,090 in accrued employer contributions.
    (2) Includes $15,004,136 in common stock, $216,864 in money-market funds and $91,760 in accrued employer contributions.
    (3)      Includes fourth quarter 2003 accrued contribution.

                                                         Supplemental Schedule I


            FIRST FEDERAL SAVINGS BANK OF LAKE COUNTY EMPLOYEE STOCK
                            OWNERSHIP AND 401(K) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                              AT DECEMBER 31, 2003

       INFORMATION FURNISHED PURSUANT TO ITEM 4i OF SCHEDULE H, FORM 5500



      IDENTITY OF
    ISSUE, BORROWER
       LESSOR OR                                                        CURRENT
   OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT           VALUE
----------------------               -------------------------          --------



FFLC Bancorp, Inc.:
   ESOP Fund                         Common stock                   $ 15,004,136
   Employer Stock Fund               Common stock                        230,115
                                                                      ----------

                                                                      15,234,251
                                                                      ----------

Mutual funds, managed by Barclays
  Global Investors:
   Money Market Fund                   Mutual funds                      313,589
   Stable Value Fund                   Mutual funds                      661,238
   Government Bond Fund                Mutual funds                      152,561
   S&P 500 Stock Fund                  Mutual funds                      460,647
   S&P 500 Value Stock Fund            Mutual funds                      169,389
   S&P 500 Growth Stock Fund           Mutual funds                      177,058
   S&P 500 Midcap Stock Fund           Mutual funds                      519,365
   Russell 2000 Stock Fund             Mutual funds                      130,610
   International Stock Fund            Mutual funds                       61,166
   Income Plus Fund                    Mutual funds                      102,800
   Growth and Income Fund              Mutual funds                       64,547
   Growth Fund                         Mutual funds                       56,033
                                                                      ----------

                                                                       2,869,003
                                                                      ----------
Money-market funds                     Money-market funds                227,063
Participant loans                      Rates ranging from                120,695
                                       5.00% to 9.50%                 ----------


Total investments per the Form 5500                                  $18,451,012
                                                                      ==========

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2004                       FIRST FEDERAL SAVINGS BANK OF LAKE
                                          COUNTY EMPLOYEE STOCK OWNERSHIP
                                          AND 401(K) PLAN


                                          /s/ Stephen T. Kurtz
                                          --------------------------------------
                                          Stephen T. Kurtz
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                          OF FIRST FEDERAL SAVINGS BANK